AVINO SILVER & GOLD MINES LTD.
Suite 400 — 455 Granville Street
Vancouver, B.C.
V6C 1T1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Extraordinary General Meeting of Members of Avino Silver & Gold Mines Ltd. (hereinafter called the “Company”) will be held at Suite 400, 455 Granville Street, Vancouver, B.C., V6C 1T1, on:

Tuesday, March 11, 2003

at the hour of 2:00 o’clock in the afternoon (Vancouver time) for the following purpose:

To ratify and approve, with or without amendment, by special resolution the disposition of all of the Company’s right, title, and interest in and to the Bralorne Mine Property and all equipment to Bralorne-Pioneer Gold Mines Ltd. (“BPN”), in consideration of BPN’s assumption of all liabilities and an indemnity to the Company against any further liability in connection therewith.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 28th day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Louis Wolfin”
President